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Exhibit 99.3

LETTER OF TRANSMITTAL
WITH RESPECT TO THE CLASS A COMMON SHARES OF
PETROKAZAKHSTAN INC.

This Letter of Transmittal is for use by holders ("Shareholders") of Class A common shares (the "PKZ Common Shares") of PetroKazakhstan Inc. ("PetroKazakhstan") in connection with the proposed arrangement (the "Arrangement") involving PetroKazakhstan, 818 Acquisition Inc. (the "Acquiror"), CNPC International Ltd., the Shareholders and the holders (the "Optionholders") of options to acquire PKZ Common Shares, that is being submitted for approval at the special meeting of Shareholders and Optionholders to be held on October 18, 2005 (the "Meeting"). Shareholders are referred to the Notice of Special Meeting of Shareholders and Optionholders of PetroKazakhstan and the Management Information Circular (the "Circular") dated September 16, 2005 that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal are defined in the Circular and have the meaning set out in the Circular.

Computershare Trust Company of Canada (the "Depositary") is the depositary for receipt of this Letter of Transmittal. See the back page of this Letter of Transmittal or the Circular for delivery instructions.

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone number and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-588-6864

Banks and Brokers Call Collect: 416-867-2335

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for PKZ Common Shares deposited with the Depositary.

On the Effective Date of the Arrangement, Shareholders (other than Dissenting Shareholders) will be entitled to receive in exchange for each PKZ Common Share US$55.00 in cash. Subject to the approval of the Arrangement by the Shareholders and Optionholders at the Meeting and the approval of the Court of Queen's Bench of Alberta, and certain other conditions described in the Circular, the Effective Date is anticipated to be on or about October 19, 2005.

In order for Shareholders to receive the cash consideration for their PKZ Common Shares, Shareholders are required to deposit the certificates representing the PKZ Common Shares held by them with the Depositary. A cheque representing the amount payable to a former holder of PKZ Common Shares who has complied with the procedures set out above will, as soon as practicable after the effective date of the Arrangement and after the receipt of all required documents: (i) be forwarded to the former Shareholder at the address specified in this Letter of Transmittal by insured first-class mail; or (ii) be made available at the offices of the Depositary at 100 University Avenue, Toronto, Ontario for pickup by the Shareholder, as requested by the Shareholder in the Letter of Transmittal. Under no circumstances will interest accrue or be paid by the Acquiror or the Depositary on the consideration for the PKZ Common Shares to persons depositing PKZ Common Shares with the Depositary, regardless of any delay in making any payment for the PKZ Common Shares.

Optionholders do not need to complete this Letter of Transmittal. PetroKazakhstan will send to each Optionholder a letter of instructions separately.

Please read carefully the Circular and the instructions set out below before completing this Letter of Transmittal.

TO:	PETROKAZAKHSTAN INC.
AND TO:	818 ACQUISITION INC.
AND TO:	THE DEPOSITARY, at its office set out below.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned registered holder of the PKZ Common Shares set out below hereby surrenders to you the enclosed certificate(s) for such PKZ Common Shares, details of which are as follows: (Please print or type.)

Certificate Number(s)	Name in which Registered	Number of PKZ Common Shares

The undersigned hereby transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective.

NOTE: If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the PKZ Common Shares deposited herewith and following the Effective Date of the Arrangement, the Depositary will send to the undersigned a cheque representing the cash payment for the PKZ Common Shares or hold such cheque for pick-up in accordance with the instructions set out below.

The undersigned holder of PKZ Common Shares represents and warrants that (i) the undersigned is the owner of the PKZ Common Shares being deposited, (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the PKZ Common Shares, (iv) the PKZ Common Shares being deposited by the undersigned have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such PKZ Common Shares to any other person, (v) the surrender of the undersigned's PKZ Common Shares complies with applicable laws, and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the last Business Day preceding the Meeting date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such deposited PKZ Common Shares. These representations and warranties shall survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred to the undersigned at any time with respect to the PKZ Common Shares being deposited and except with respect to the proxy deposited with respect to the Meeting. No subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the deposited PKZ Common Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Depositary to mail the cheque representing payment for the PKZ Common Shares promptly after the Effective Date, by first-class insured mail, postage prepaid, to the undersigned, or to hold such cheque for pick-up, in accordance with the instructions given below. Should the Arrangement not be completed, the deposited PKZ Common Shares and all other ancillary documents shall be returned to the undersigned in accordance with the instructions given in Box C below.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une version anglaise de la présente lettre envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'arrangement, telle qu'il est accepté au moyen de cette lettre envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

If the Arrangement is not proceeded with, the enclosed certificate(s) will be returned forthwith to the undersigned at the address set out below in Box C or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of PetroKazakhstan.

BOX A PAYMENT AND DELIVERY INSTRUCTIONS
☐
ISSUE A CHEQUE in the name of the undersigned and SEND THE CHEQUE to the address of the undersigned as it appears on the PetroKazakhstan register of Shareholders or to the following address:
(please print or type)
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B PICK-UP INSTRUCTIONS
☐
HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY, 100 UNIVERSITY AVENUE, 9th FLOOR, TORONTO, ONTARIO M5J 2Y1.

BOX C — DELIVERY INSTRUCTIONS (in the event that the Arrangement is not completed)
(See Instruction 8)
☐	Mail certificate(s) to (please fill in address for mailing):

☐	Hold certificate(s) for pick-up at the office of the Depositary listed below.

Signature guaranteed by (if required under Instruction 3):
Authorized Signature of Guarantor
Name of Guarantor (please print or type)
Address of Guarantor (please print or type)

Date: , 2005
Signature of Shareholder or Authorized Representative — See Instruction 4
Name of Shareholder (please print or type)
Taxpayer Identification, Social Insurance Number or Social Security of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
Daytime facsimile number of Shareholder or Authorized Representative
BOX D
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "A" that is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification

Part 1 — Please provide your name in the box at right.

Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

	Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Name Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Part 3 — Certification — Under penalties of perjury, I certify that:
	(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and
(2)
I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
	(3)	I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Signature of U.S. person Date , 2005

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld, but that such amount will be refunded to me if I then provide a TIN within 60 days.
Signature	Date	, 2005

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  It is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing PKZ Common Shares be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on October 14, 2005.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing PKZ Common Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. PetroKazakhstan recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose PKZ Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those PKZ Common Shares.

2.     Signatures

  This Letter of Transmittal must be filled in, dated and signed by the holder of the PKZ Common Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owners:

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.     Guarantee of Signatures

  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the PKZ Common Shares or if payment is to be sent to a person other than the registered owner(s) of the PKZ Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Dealer Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of PetroKazakhstan, the Acquiror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.     Payment and Delivery Instructions

  In all cases, either Box "A" or Box "B" should be completed and "Box C" entitled "Delivery Instructions" should be completed. If those boxes are not completed, the cheque for the PKZ Common Shares or the certificate(s) in respect of the PKZ Common Shares (if the Arrangement is not completed) will be mailed to the depositing shareholder at the address of the Shareholder as it appears on the securities register of PetroKazakhstan.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for PKZ Common Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If PKZ Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits of PKZ Common Shares will be accepted.

  (d)
  Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified below.

  (e)
  It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

  (f)
  PetroKazakhstan and the Acquiror reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them.

  (g)
  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.     Lost Certificates

  If a PKZ Common Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the PKZ Common Shares will respond with the replacement requirements, which will include an affidavit of loss and bond of indemnity.

8.     Return of Certificates

  If the Arrangement does not proceed for any reason, any certificate(s) for PKZ Common Shares received by the Depositary will be returned to the Shareholder forthwith.

FOR U.S. SHAREHOLDERS ONLY

9.     U.S. Shareholders and Substitute Form W-9

  United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for PKZ Common Shares provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a holder of PKZ Common Shares who is an individual, is generally the individual's social security number or Employer Identification Number ("EIN"). If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

  To prevent backup withholding, each U.S. Shareholder must provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that

  (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

  Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

  If PKZ Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

  If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

  If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury to avoid U.S. federal backup withholding tax. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary, or at http://www.irs.gov.

  A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

  GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
  NUMBER ON SUBSTITUTE FORM W-9

  Guidelines for Determining the Proper Identification Number to Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:		Give The Taxpayer Identification Number of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship account or single-owner LLC	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporate account or LLC electing corporate status on Form 8832	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization

9.	Partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

  (1)
  List first and circle the name of the person whose number you furnish.

  (2)
  Circle the minor's name and furnish the minor's social security number.

  (3)
  You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or your employer identification number (if you have one).

  (4)
  List first and circle the name of the legal trust, estate, or pension trust.

  NOTE:  If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

  OBTAINING A NUMBER

  If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number. U.S. resident aliens who cannot obtain a social security number must apply for an ITIN (Individual Taxpayer Identification Number) on Form N-7.

  PAYEES EXEMPT FROM BACKUP WITHHOLDING

  Payees specifically exempted from withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

  (iii)
  An international organization or any agency or instrumentality thereof.

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

  Payees that may be exempt from backup withholding include:

  (i)
  A corporation.

  (ii)
  A financial institution.

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

  (iv)
  A real estate investment trust.

  (v)
  A common trust fund operated by a bank under Section 584(a).

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  (vii)
  A middleman known in the investment community as a nominee or custodian.

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  (ix)
  A foreign central bank of issue.

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

  PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

  Payments of dividends and patronage dividends generally exempt from backup withholding include:

  (i)
  Payments to non-resident aliens subject to withholding under Section 1441.

  (ii)
  Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner.

  (iii)
  Payments of patronage dividends not paid in money.

  (iv)
  Payments made by certain foreign organizations.

  Payments of interest generally exempt from backup withholding include:

  (i)
  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

  (ii)
  Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

  (iii)
  Payments described in Section 6049(b)(5) to non-resident aliens.

  (iv)
  Payments on tax-free covenant bonds under Section 1451.

  (v)
  Payments made by certain foreign organizations.

  (vi)
  Mortgage interest paid to you.

  Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under Sections 6041, 6041A, 6045, 6050A and 6050N.

  Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

  PRIVACY ACT NOTICE — Section 6109 requires most recipients of dividends, interest or other payments to provide their correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

  PENALTIES

  (1)
  Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

  (2)
  Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

  (3)
  Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

  (4)
  Misuse of TINs. — If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

  For additional information, consult your tax consultant or the IRS.

The Depositary is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone number and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-588-6864

Banks and Brokers Call Collect: 416-867-2335

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LETTER OF TRANSMITTAL
INSTRUCTIONS
FOR U.S. SHAREHOLDERS ONLY